UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number

NOTIFICATION OF LATE FILING

(Check One):

_____    Form 10-K                _____  Form 11-K               _____Form 20-F               X  Form 10-Q

For Period Ended: March 31, 2006
____ Transition Report on Form 10 -K	____ Transition Report on Form 10-Q
____ Transition Report on Form 20 -F	____ Transition Report on Form N-SAR
____ Transition Report on Form 11 -K
For Transition Period Ended:___________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant: PAINCARE HOLDINGS, INC.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):1030 N. Orange Avenue, Ste. 105

City, State and Zip Code: Orlando, FL 32801

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     X      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed  on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

The Registrant could not complete the Form 10-Q within the prescribed time because of (i) the Registrant’s engagement of a new certified public accounting firm, and (ii) changes to the Registrant's financial statements resulting from comments raised by the Securities and Exchange Commission.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

                       _Mark Szporka                          (407)                        367-0944
                             (Name)                          (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

 ___ Yes            _X  No

The registrant has not yet filed its annual report on Form 10-K for the year ended December 31, 2005 (the "Form 10-K"), for the same reasons set forth in Part III above. The registrant expects to file the Form 10-K on or before May 17, 2006.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 _X  Yes            ___  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates that a significant gain will likely be represented in the financial statements for the first quarter of 2006 as a result of the registrant's accounting for certain derivative securities, including convertible debentures and common stock purchase warrants. No reasonable estimate of said gain can be made at this time in that the registrant is still in the process of finalizing its financial statements for the year ended December 31, 2005, to be included in the registrant's Form 10-K which the registrant expects to file on or before May 17, 2006.

PAINCARE HOLDINGS, INC.
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2006	By: /s/ Mark Szporka
Name: Mark Szporka
Title: Chief Financial Officer